Exhibit (a)(1)(G)

FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE

Date: July 7, 2009

To the Exelixis, Inc. Eligible Employees:

We are pleased to announce that Exelixis, Inc. (“Exelixis”) has officially launched its Offer to Exchange Outstanding Options to Purchase Common Stock (referred to as the “Offer to Exchange” or the “Offer”). The Offer to Exchange commenced at 12:01 a.m., U.S. Eastern Time, on July 7, 2009 and will remain open until 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless the Offer is extended. You may take advantage of the Offer to Exchange by exchanging Eligible Options (as defined below) with exercise prices higher than the current trading price of our common stock for a reduced number of replacement stock options with an exercise price equal to the fair market value of our common stock on the replacement option grant date.

An outstanding option will be deemed to be an “Eligible Option” if it meets all of the following conditions:

(i)	The option was granted under the Exelixis 1997 Equity Incentive Plan, Agritope, Inc. 1997 Stock Award Plan or Exelixis 2000 Equity Incentive Plan.

(ii)	The option was granted prior to January 7, 2008, with an exercise price per share equal to or greater than $7.13.

(iii)	The option is held by an individual who is a current employee of Exelixis (or any Exelixis subsidiary) on the date of grant of the new option. However, our named executive officers, members of our Board of Directors, our consultants and our employees with a tax residence outside of the United States are not eligible to participate.

(iv)	The option is outstanding on the expiration date of the Offer.

Participation in the Offer is completely voluntary and whether to participate in the Offer is completely your decision.

•	If you choose NOT to participate, you do not need to take any action and you will simply keep your outstanding Eligible Options with their current terms and conditions.

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If you choose to participate in the Offer, please see the “HOW TO PARTICIPATE” instructions described below. The number of replacement stock options granted will be determined according to exchange ratios based on the exercise prices of your surrendered Eligible Options. Information regarding your Eligible Options and the exchange ratios is available at the Offer website maintained by BNY Mellon Shareowner Services at https://www.corp-action.net/exelixis/. To the extent you have not previously accepted an online Eligible Option, choosing to participate in the Offer and Submitting your Election Form will be deemed to be an acceptance of the Eligible Option.

HOW TO PARTICIPATE

In order to participate in the Offer, please follow these steps:

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Go to the Offer website at https://www.corp-action.net/exelixis/. The Offer website contains detailed information regarding the Offer and the forms necessary to participate in the Offer. Please read and carefully consider all of this information. Once you have reviewed the Offer documents, click the “Continue” button and then enter your personal PIN code, which is [PIN Code Field]. If you are not able to access the website or have difficulties logging in, please contact the BNY Mellon Shareowner Services Customer Service Center, or the “Hotline” at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States. We will make computer and internet access available at office locations to those employees without internet access.

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Once you reach the Election Form, review the list of your Eligible Options. You will then need to check the appropriate boxes next to each of your Eligible Options to indicate whether you are tendering each Eligible Option for exchange in accordance with the terms of the Offer.

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If you are satisfied with your elections, you will need to confirm that you have read and agree to the Agreement to Terms of Election. Only after you have reviewed the Agreement to Terms of Election and check the box indicating such, will you be allowed to submit your Election Form.

•	Once you have submitted your Election Form, you will be taken to an Election Confirmation Statement which will provide a summary of your election decisions.

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Please print and retain a copy of your Election Confirmation Statement for your records. You will also receive an e-mail confirming your election. If you do not receive this e-mail within 2 business days after submitting your Election Form, please contact the Hotline at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States or the Exelixis Option Exchange Administrator at 650-837-7311 or email optionexchange@exelixis.com.

Submissions by means other than the Offer website will NOT be accepted.

The terms and conditions of the Offer are described in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits, including, (1) the Offer to Exchange Outstanding Options to Purchase Common Stock, the Summary Term Sheet, the related cover letter, the Glossary and the Questions and Answers; (2) this e-mail; (3) the Frequently Asked Questions; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) the Election Form; and (6) the Agreement to Terms of Election, all of which are available on the Offer website. We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully. You may call the Hotline at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States or the Exelixis Option Exchange Administrator at 650-837-7311 or email optionexchange@exelixis.com with any questions. No one from Exelixis or BNY Mellon is, or will be, authorized to provide you with advice, recommendations or additional information about the Offer. We encourage you to review the risk factors contained in our annual report on Form 10-K for the fiscal year ended January 2, 2009, our quarterly report on Form 10-Q for the fiscal quarter ended April 3, 2009 and our other reports filed with the Securities and Exchange Commission before you decide whether to participate in the Offer.

Although the Special Option Exchange Committee of the Board of Directors has approved the Offer, neither we nor the Special Option Committee of the Board of Directors may make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to on the Offer website. We strongly recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

DEADLINE

If you choose to participate in the Offer, your Election Form must be submitted online by 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless this deadline is extended. If the deadline is extended, we will provide appropriate notice of the extension and the new deadline prior to the expiration of the Offer. The expiration deadline will be strictly enforced and late submissions will not be accepted and therefore we urge you to respond early to avoid any last minute problems.

If you choose to participate in the Exchange Offer, your Eligible Options that have been tendered will be cancelled on August 4, 2009, or, if the Offer is extended, the date of the expiration of the Offer, and your new stock options will be granted with an exercise price equal to the closing price of our common stock on August 5, 2009, or, if the Offer is extended, the first business day after the expiration of the Offer.

WITHDRAWAL/CHANGE OF ELECTION

If you change your mind after you have submitted an Election Form, you may submit a Change of Election at any time before the expiration date of the Offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Change of Election that we receive before 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless this deadline is extended. To withdraw or change your election, you must access the Offer website at https://www.corp-action.net/exelixis/ and submit a Change of Election prior to the expiration of the Offer. Upon the receipt of such new Change of Election, any previously submitted Election Form or Change of Election will be disregarded and will be considered replaced in full by the new Change of Election.

TOWN HALL MEETINGS

Beginning today, we intend to provide informational sessions for eligible participants to discuss the details of the Offer and the process for participation. More information about the sessions will be posted on Agora. These sessions are not a substitute for carefully reviewing the Offer documents and are not intended to provide a comprehensive overview of the Offer.

Warm regards,

Exelixis Option Exchange Administrator